■ EXHIBIT 99.1
ADDITION OF AN AFFILIATED COMPANY
1. Company to be affiliated of

-	Company Name	:	POSCO Power Corporation
-	Total Assets(KRW)	:	896,824,131,305
-	Total Equity(KRW)	:	448,903,360,933
-	Total Liabilities(KRW)	:	447,920,770,372
-	Paid-in Capital (KRW)	:	200,000,000,000
-	Major business	:	Generation of Electricity etc.
2. Name of company group: POSCO

3. Reason for purpose:	POSCO Power Corporation is incorporated into POSCO Business Group because POSCO acquired the stake in Korea Energy Investment Limited, 100%
3. Total number of affiliated companies after additional affiliation: 56
4. Ownership of Major shareholders : POSCO 50%, Korea Energy Investment Limited 50%
5. Date of Change: March 30, 2006
6. Other
-	The major financial statement figures as of Dec.31, 2005

-	Korea Energy Investment Limited is incorporated into POSCO’s affiliate

-	The Korea Fair Trade Commission will have to designate POSCO Power Corporation as Business Group subject to Limitations on Cross Shareholding on Apr.1, 2006